Exhibit 99.1

AMENDMENT TO EMPLOYMENT AGREEMENT

BETWEEN

LUOKUNG TECHNOLOGY CORP.

And

XUESONG SONG

THIS AMENDMENT (the “Amendment”) to the EMPLOYMENT AGREEMENT (the “Employment Agreement”) entered into as of August 19, 2018 by and between Luokung Technology Corp., a British Virgin Islands exempted company (the “Company”) and Xuesong Song (collectively, the “Parties,” individually, a “Party”).

W I T N E S S E T H:

WHEREAS, the Parties wish to amend certain provisions of the Employment Agreement on the terms set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the Parties, intending to be legally bound, hereby agree as follows:

1.	The last sentence of Section 3.1 shall hereby be deleted in its entirety and replaced with the following:

“Executive’s annual salary during the Term shall be $500,000 in cash, payable monthly in arrears, effective June 1, 2021.”

2.	Except for the modifications set forth above, all other terms and conditions of the Employment Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties have set their hands and seals hereunto as of June 8, 2021.

LUOKUNG TECHNOLOGY CORP.

By:	/s/ Jie Yu	By:	/s/ Xuesong Song
Name:	Jie Yu	Name:	Xuesong Song
Title:	Chief Financial Officer